U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                       COMMISSION FILE NUMBER 0-13318

                         NOTIFICATION OF LATE FILING

                                (Check One):
[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR
    For Period Ended:   March 31, 1999
                      ---------------------
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended: __________________


    Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________

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Part I-Registrant Information
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    Star Technologies, Inc.
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    Full Name of Registrant

    1151-A Seven Locks Road
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    Address of Principal Executive Office

    Potomac, MD  20854
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    City, State and Zip Code

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Part II-Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

    The Company experienced delays in the collection and compilation of certain financial and other information required to complete the accounting closing for the quarter ended March 31, 1999. As a result, the Company's Quarterly Report on Form 10-Q cannot be filed within the prescribed time period without unreasonable effort or expense. The Form 10-Q will be filed as soon as practicable and in no event later than the fifth calendar day following the prescribed due date.

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Part IV-Other Information
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    (1)  Name and telephone number of person to contact in regard to this notification:

         Brenda Potosnak               (301)         315-0240
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           (Name)                   (Area Code)  (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                     [X] Yes           [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [ ] Yes           [X] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Star Technologies, Inc.
                --------------------------------------------
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  5/17/99                   By: /s/ Brenda A. Potosnak
      ---------                      -----------------------
                                     Brenda A. Potosnak
                                     Chief Financial Officer


                                  ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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